Exhibit 99.2

NMG Pays Accrued Interests

MONTRÉAL--(BUSINESS WIRE)--April 1, 2026--Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) announces the payment of accrued interests as part of a previously announced private placement.

Settlement of Accrued Interests

Upon the approval of the Toronto Stock Exchange and the New York Stock Exchange (the “Exchanges”), the accrued interests owed to Investissement Québec (“Holder”) for the first quarter of 2026 under the unsecured convertible note, as amended and restated, (the “Note”) issued in connection with the private placement announced by press release dated November 8, 2022, will be deemed paid.

147,824 common shares at a price of US$2.25 (each, a “Common Share”) representing an aggregate amount of US$332,604 will be issued and share certificates will be delivered to the Holder at the maturity, conversion or redemption of the Note in payment of the accrued interests due on March 31, 2026, for the first quarter of the year. The issuance of Common Shares is subject to the approval of the Exchanges and, when issued, will be subject to a hold period of four (4) months and one day.

The payment of interest in the form of Common Shares of the Corporation takes place in favor of Investissement Québec, a holder of more than 10% of the securities of the Company, which constitutes a “transaction with a related party” within the meaning of Regulation 61-101 on measures to protect minority holders during specific transactions (“Regulation 61-101”). However, the directors of the Company, who voted, have determined that the exemptions from the official valuation obligation and the approval of minority holders, provided for in sections 5.5 a) and 5.7 1) a) of Regulation 61-101 respectively, may be invoked as neither the fair market value of the shares issued to this insider nor the fair market value of the consideration paid does not exceed 25% of the market capitalization of the Company. No director of the Company has expressed a contrary opinion or disagreement in connection with the foregoing.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability.

www.NMG.com

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the potential conversion of the Notes, the issuance of the Common Shares and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward- looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 30, 2025, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA

Julie Paquet

VP Communications & ESG Strategy

+1-450-757-8905 #140

jpaquet@nmg.com

INVESTORS

Marc Jasmin

Director, Investor Relations

+1-450-757-8905 #993

mjasmin@nmg.com